Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P.

Ferrellgas Partners Finance Corp.

Ferrellgas, L.P.

Ferrellgas Finance Corp.

Form 10-K for Fiscal Year Ended July 31, 2011, Filed September 26, 2011

Form 10-Q for Fiscal Quarter Ended October 31, 2011 Filed December 9, 2011

File Nos.  001-11331, 000-50183, 000-50182, 333-06693-02

Mr. Mew:

This letter is in response to your letter dated February 8, 2012.  To facilitate your review of the above-referenced filings, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to our response.

10-K for Fiscal Year Ended July 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.              You refer to Adjusted EBITDA to explain the changes in operating income reflected in your GAAP financial statements. In future filings, please revise to provide a discussion and analysis of your financial statements that does not rely on non-GAAP measures to explain changes in financial statement line items. We note you gave undue prominence to your non-GAAP measures and related supplemental discussions included in Management’s Discussion and Analysis of Financial condition and Results of Operations. Refer to the Instructions to Item 303(a) and Item 10(e) of Regulation S-K.

ANSWER:

In our filing, we referred to Adjusted EBITDA to explain changes in operating income since our prior discussion of changes in Adjusted EBITDA reflected a majority of the changes in operating income.  Noting your comment, in future filings we will no longer reference non-GAAP measures when discussing changes in financial statement line items. The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings:

“Operating income

Operating income decreased $52.6 million compared to the prior year period primarily due to a $39.9 million decrease in Gross margin - Propane and other gas liquids sales, as discussed above, and $3.6 million of decreased Gross margin - Other primarily due to a decrease in miscellaneous fees billed to customers. These decreases were partially offset by $6.1 million of decreased “General and administrative expense,” primarily due to reduced performance-based incentive expenses. An “Operating expense” decrease of $11.9 million for personnel related costs was offset by a $5.9 million increase in property repairs and maintenance costs and a $5.3 million increase in vehicle fuel costs.  Additional decreases in operating income were due ~~to $38.8 million of decreased “Adjusted EBITDA,” as discussed above,~~ a litigation accrual and related legal fees of $12.1 million during the current year period classified as “General and administrative expense” and $4.1 million and $1.6 million of increased non-cash stock and unit-based compensation charges classified as “General and administrative expense” and “Operating expense,” respectively, partially offset by $4.9 million of decreased “Loss on disposal of assets and other.”

Adjusted EBITDA

Adjusted EBITDA decreased $38.8 million compared to the prior year period primarily due to a $39.9 million decrease in Gross margin - Propane and other gas liquids sales, as discussed above, and $3.6 million of decreased Gross margin - Other primarily due to a decrease in miscellaneous fees billed to customers. These decreases were partially offset by $6.1 million of decreased “General and administrative expense,” primarily due to reduced performance-based incentive expenses. An “Operating expense” decrease of $11.9 million for personnel related costs was offset by a $5.9 million increase in property repairs and maintenance costs and a $5.3 million increase in vehicle fuel costs.”

Liquidity and Capital Resources, page 47

2.              We note that as of July 31, 2011 you met all of your required quarterly financial tests and covenants. In future filings, please discuss the extent of headroom in the financial covenants of your credit facility and public debt and accounts receivable securitization facility in more detail by disclosing the significant financial and other covenants, identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.

ANSWER:

For your information, the following details the headroom for the ratios that Ferrellgas, Inc., as general partner of Ferrellgas Partners, L.P and Ferrellgas, L.P, believes are most restrictive as of July 31, 2011:

The debt incurrence limitations under the terms of our secured credit and accounts receivable securitization facilities are based on the ratio of total debt to consolidated cash flow (adjusted for pro-forma items as detailed in the agreements).  As of July 31, 2011 the calculation of this ratio was 4.1x, providing headroom of approximately 18%.

The debt incurrence limitations under the terms of our 8.625% senior notes due 2020 is based on the ratio of cash flow to fixed charges (adjusted for pro-forma items as detailed in the agreements). As of July 31, 2011 the calculation of this ratio was 2.4x providing headroom of 17%, excluding additional headroom allowed by the applicable indenture for incremental Borrowing Base (as defined therein).

Based on the amount of headroom for our ratios at July 31, 2011 it was not reasonably likely that a violation would occur.

Additionally, we will continue to monitor our financial covenants and, as required by Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350, if it becomes reasonably likely that either Ferrellgas Partners, L.P. or Ferrellgas, L.P. will not be in compliance with a material debt covenant, disclosures about the ratios will be included in future filings to allow readers of our financial statements to assess the headroom between the actual and required amounts under our covenants.

Item 8. Financial Statements and Supplementary Data

Note B. Summary of significant accounting policies, pages F-7 and F-42

(8) Goodwill, pages F-9 and F-43

3.              Please tell us and expand future filings to explain how you determine your reporting units for purposes of your goodwill impairment tests. In your response, please tell us each of your reporting units, the amount of goodwill allocated to each reporting unit, and to the extent that any components have been aggregated, the basis for such aggregation. In addition, if you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please advise us and disclose that determination in future filings.

ANSWER:

We identified reporting units for goodwill impairment testing by first determining that we had one operating segment and one reportable segment using the guidance in ASC 280 — “Segment Reporting.”  We then used the guidance in ASC 350 — “Intangibles — Goodwill and Other” to identify the components of our operating segment and to determine if those components met the definition of a reporting unit.  Based on our evaluation, we determined that we had three reporting units (propane tank exchange operations, retail propane operations and wholesale propane operations), two of which have goodwill assigned to them (tank exchange and retail).  Our wholesale propane operations was not an acquisition nor has it ever acquired a business, thus there has been no goodwill assigned to that reporting unit.  We did not aggregate any components into one reporting unit in our analysis. As of January 31, 2011, our last annual impairment assessment date, we believe our estimated fair values for the propane tank exchange and retail propane reporting units substantially exceed the carrying values of those reporting units.

As of July 31, 2011, we allocated $189.9 million of goodwill to our propane tank exchange operations and $59.0 million to our retail propane operations.  We are currently in the process of completing our January 31 annual goodwill impairment assessment.  If after completing this assessment we determine that the estimated fair values still substantially exceed the carrying values of our reporting units, we will disclose that determination in future filings.

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings:

“(8)                          Goodwill: Ferrellgas records goodwill as the excess of the cost of acquisitions over the fair value of the related net assets at the date of acquisition. ~~Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test~~. Based on the guidance in ASC280 — “Segment Reporting” and ASC 350 — “Intangibles — Goodwill and other,” Ferrellgas has determined that it has three reporting units for goodwill impairment testing purposes.  Two of these reporting units contain goodwill that is subject to at least an annual assessment for impairment by applying a fair-value-based test.  Under this test, the carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of the evaluation on a specific identification basis. To the extent a reporting unit’s carrying value exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. In the second step, the implied fair value of the goodwill is determined by allocating the fair value of all of its assets (recognized and unrecognized) and liabilities to it carrying amount. Ferrellgas has completed the impairment test for each of its reporting units and believes that estimated fair values exceed the carrying values of our reporting units ~~no impairment existed~~ as of January 31, 2011.”

Within management’s discussion and analysis we will make the following statement in future filings:

“Ferrellgas has completed the impairment test for each of its reporting units and believes that estimated fair values substantially exceed the carrying values of our reporting units as of January 31, 2011.”

(9) Intangible assets, pages F-9 and F-44

4.              We note you amortize your customer lists using the straight-line method over estimated lives of 15 years. Please tell us what consideration was given to using an accelerated method of amortization in reflecting the systematic allocation of the intangible’s cost to the periods benefited and how you determined the straight-line method over an estimated life of 15 years was appropriate. Refer to FASB ASC 350-30-35-6.

ANSWER:

Our systems allow us to track the number of customers obtained (and subsequently lost) for each acquisition we complete.  Our analysis of historical acquisitions supports that our customer losses occur ratably over time consistent with our accounting for such customer losses on a straight line method over a 15 year period.

(11) Revenue recognition, pages F-10 and F-44

5.              Please tell us the amount of rental income recognized in each of the periods presented. In future filings please expand your disclosure to indicate the line item that includes rental income or separately disclose income from rentals. See Rule 5-03 of Regulation S-X.

ANSWER:

Non-refundable tank rental income totaled $16.8 million, $17.0 million and $14.6 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively.  These amounts represent 0.7%, 0.8% and 0.7% of total revenues for the fiscal years ended July 31, 2011, 2010 and 2009, respectively.  The following reflects a markup of the requested revisions as of July 31, 2011, that we will address in a consistent manner in future filings:

“(11)                   Revenue recognition: Revenues from the distribution of propane and other gas liquids, including revenues from customer deposits and advances are recognized by Ferrellgas at the time product is delivered to its customers. Other revenues, which include revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Ferrellgas recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and are classified as revenue. Revenues from annually billed, non-refundable tank rentals are recognized in “Revenues: other” on a straight-line basis over one year.”

6.              Please revise your disclosure to provide a more enhanced discussion of your revenue recognition policies indicating the payment terms, advanced payments and/or deposits required, as well as whether services or products are subject to customer acceptance provisions. See SAB Topic 13. In addition, please include your policy for accounting for customer deposits and advances held including the nature of such deposits and advances.

ANSWER:

Generally, we require customer payment 30 days following the receipt of product from us and we do not require deposits or advances from these customers.  For certain customers, however, we do offer an “even pay” billing program allowing these customers to make fixed monthly payments.  At certain times of the year, this program can create a “customer deposit or advance” if payments received exceeds the value of product delivered.  When these customers subsequently take delivery of propane from us, we reduce the deposit or advance by the amount of propane sold.  While we do have a small number of customers that are truly required to “pay in advance” of delivery, typically resulting from historical failure to meet payment terms or minimal credit standards, we believe the immaterial amount of advanced payments we receive from these customers does not warrant discussion in our revenue recognition policy (however such advance payment is recognized as a deposit at the time received and is subsequently recognized as revenue, and the deposit relieved, when the customer takes a delivery of propane from us).

Due to the nature of propane, we do not have notable customer acceptance issues and we have historically had very low appliance and equipment returns.

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings:

“(11)                   Revenue recognition: Revenues from the distribution of propane and other gas liquids, ~~including revenues from customer deposits and advances~~ are recognized by Ferrellgas at the time product is delivered to its customers with payments generally due 30 days after receipt.  We offer “even pay” billing programs that can create customer deposits or advances.  We recognize revenue from these deposit or advance customers at the time product is delivered.  Other revenues, which include revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Ferrellgas recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and are classified as revenue. Revenues from annually billed, non-refundable tank rentals are recognized in “Revenues: other” on a straight-line basis over one year.”

Note L. Contingencies and commitments, pages F-26 and F-59

7.              We note your disclosure regarding the class action lawsuit file in the United States District Court in Kansas. If you are unable to estimate the loss related to this action, please tell us and expand your disclosure in future filings to include a statement that an estimate of the loss cannot be made or disclose the possible loss or range of loss. See FASB ASC 450.

ANSWER:

At the time of the filing of our fiscal 2011 Annual Report on Form 10-K, we were unable to estimate a loss or a range of reasonably possible losses because the court had stayed discovery on the matter pending our motion to compel arbitration, and the case has not been certified for class treatment.

The following reflects the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings or until such time an estimate of loss can be determined:

“Ferrellgas has also been named as a defendant in a class action lawsuit filed in the United States District Court in Kansas. The complaint alleges that Ferrellgas violates consumer protection laws in the manner Ferrellgas sets prices and fees for its customers. Based on Ferrellgas’ business practices, Ferrellgas believes that the claims are without merit and intends to defend the claims vigorously.  The court has stayed discovery on this matter pending Ferrellgas’ motion to compel arbitration, and the case has not been certified for class treatment.  Ferrellgas does not believe loss is probable or reasonably estimable at this time related to this class action lawsuit.”

Note M. Employee benefits, pages F-27 and F-60

8.              We note you report pension liability as part of accumulated other comprehensive income within the Statements of Partners’ Equity. In that regard, explain to us your basis of reporting the liability within accumulated other comprehensive income rather than on the face of the consolidated balance sheets.

ANSWER

In accordance with ASC 715-30 — Defined Benefit Plans — Pensions, our approximate $216,000 net pension liability is recorded in “Other Liabilities” on the balance sheet with changes recorded in “Other Comprehensive Income.”

Item 11. Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

Base Salary, page 73

9.              Please disclose the specific percentage in the Mercer survey data to which you benchmarked your named executive officers’ base salaries. See Item 402(b)(2)(xiv) of Regulation S-K.

ANSWER:

The data provided by the consulting firm Mercer Human Resources Consulting (“Mercer”) was utilized to establish competitive salary ranges based not only on the 16 peer group companies identified on page 73 of our Annual Report on Form 10-K, but also a broader industry sample also identified by Mercer.  This broader index was comprised of companies in the Energy, Materials, Industrials and Utility industries with revenues between $1 and $ 4 billion.

The compensation committee of the board of directors of our general partner used these ranges in determining the base salaries for our NEO’s.  They did not benchmark to a specific point within the range.  Additionally, other factors such as performance were taken into consideration.

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings:

Components of Named Executive Officer Compensation

“Stephen L. Wambold, with the assistance of J. Ryan VanWinkle, formulates preliminary compensation recommendations for all NEOs, including themselves. These recommendations are subject to review and approval by the Compensation Committee. To assist Stephen L. Wambold and the Compensation Committee, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting (“Mercer”) to provide market data that is used to create salary ranges for overall NEO compensation. The compensation survey data provided by Mercer assisted in establishing these salary ranges based not only on the 16 peer group companies identified below, but also a broader industry sample identified by Mercer.  This broader index was comprised of companies in the Energy, Materials, Industrials and Utility industries with revenues between $1 and $ 4 billion.”

Base Salary

“Stephen L. Wambold, with the assistance of J. Ryan VanWinkle, formulates preliminary base salary recommendations for all NEOs, including themselves. These recommendations are subject to review and approval by the Compensation Committee. To assist Stephen L. Wambold and the Compensation Committee, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting to provide market data that is used to create benchmarks for each NEO’s base salary. These benchmarks refer to the high and low end of the ranges provided by Mercer, rather than a specific point within the range.  Additionally, other factors such as performance are taken into consideration when determining the base salaries of our NEO’s.  The amount of salary paid to each NEO during fiscal year 2011 is displayed in the “Salary” column of the Summary Compensation Table.”

Discretionary Bonus, page 74

10.       Please disclose the specific accomplishments by Messrs. Wambold, VanWinkle and Ferrell for which they were awarded a bonus in fiscal year 2011. The statement that such individuals “exceeded expectations in operational or strategic objectives” is insufficient. See Item 402(b)(2)(vii) of Regulation S-K.

ANSWER:

In future filings, we will include a more robust description of the accomplishments that merit bonus awards to our NEO’s.

The following reflects a markup of the requested revisions as of July 31, 2011 that we will address in a consistent manner in future filings:

“Discretionary bonuses were awarded to Messer’s. Wambold, VanWinkle and Ferrell based on the following factors:

•      Fiscal year 2011 Adjusted EBITDA of $227,645 represented the 4th best in company history, despite external factors that negatively impacted the industry including warmer than normal temperatures and historically high commodity prices,

•      Relative financial and operating performance to our peer companies, and

•      Significant unit price appreciation, providing increased shareholder value.

Specifically as it relates to Mr. VanWinkle:

•      Refinancing activity resulting in favorable rates and terms, thus lowering overall enterprise risk.

Specifically as it relates to Mr. Wambold and Ferrell:

•      Overall strategic insights, vision and strategic execution drawing upon their extensive experience in the propane industry.”

Non-Equity Incentive Plan , page 74

11.       Please explain to us how you determined that Messrs. Brown and Koloroutis would each receive $250,000 as a result of achieving an incentive target potential of 80% of 150% of their base salary.

ANSWER:

Actual non-equity incentive payouts for Messrs Brown and Koloroutis of $250,000 each were less than the calculated amount because Mr. Wambold exercised his authority to withhold a portion of the non-equity incentive payments for Messrs Brown and Koloroutis as discussed on page 76 as follows:

“Steven L. Wambold has the authority to withhold any portion of each NEO’s incentive payout at his sole discretion.”

Stock-based and Unit Options Plans, page 76

Ferrell Companies Incentive Compensation Plan, page 76

12.       Please disclose whether the ICP Option Committee considered factors in addition to the survey data from Mercer in determining the amount of options granted to your named executive officer on July 19, 2011 and disclose the specific factors if any were considered. Additionally, if the ICP Option Committee benchmarked to the specific range within the survey data (e.g., between 25% and 75%), then please disclose such range. Please also disclose the date of the semi-annual valuation that resulted in an exercise price of $23.95 per share. See Item 402(b)(1)(v) of Regulation S-K.

ANSWER:

The data from Mercer was used as a point of reference by the compensation committee of the board of directors of our general partner to determine the total number of ICP options to be granted to, and ultimately held by, each of the NEOs.  The compensation committee did not specifically “benchmark” each NEO to a specific range provided by survey data.  In addition to the survey data, the compensation committee considered several additional factors including each NEO’s overall contribution to the organization and current ICP options held in determining the size of each grant issued at July 19, 2011.

As disclosed on page 76 of our 10-K:

“The ICP awards are granted periodically throughout the year at strike prices equal to the most recently published semi-annual valuation by an independent third party valuation firm that is performed on Ferrell Companies, which is a privately held company, for the purposes of the Employee Stock Ownership Plan”.

The date of the semi-annual valuation of the privately-held shares of Ferrell Companies Inc. of $23.95 was completed on 3/4/11 and was based on data as of 1/31/11.

The following reflects a markup of the requested revisions to the third paragraph of the disclosure of Stock-based and Unit Option Plans as of July 31, 2011 that we will address in a consistent manner in future filings:

“The ICP awards are granted periodically throughout the year at strike prices equal to the most recently published semi-annual valuation by an independent third party valuation firm that is performed on Ferrell Companies, which is a privately held company, for the purposes of the Employee Stock Ownership Plan. All other terms of these awards granted to the NEOs, including the quantity awarded, vesting life and expiration date of awards are discretionary and must be approved by the ICP Option Committee, which consists of Stephen L. Wambold, J. Ryan VanWinkle, George L. Koloroutis and Tod D. Brown. Awards granted to NEOs must also be approved by the Compensation Committee of the Board of Directors. To assist the ICP Option Committee and the Compensation Committee of the Board of Directors in determining the quantity of awards to grant to an NEO, J. Ryan VanWinkle utilizes compensation survey data provided by the consulting firm Mercer Human Resources Consulting to provide market data that is used to create recommended ranges of current year ICP award grants by executive position. Additionally, other factors such as overall adjusted EBITDA performance, company performance compared to peers, unit price appreciation and other individual performance achievements were taken into consideration when determining the quantity of ICP awards granted to our NEO’s on July 19, 2011.  The strike price of the July 19, 2011 grant equaled the January 31, 2011 semi-annual valuation performed by an independent third party and represents the most recently published semi-annual valuation performed on Ferrell Companies for the purpose of the Employee Stock Ownership Plan.”

Form 10-Q for Fiscal Quarter Ended October 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

13.       We note the statement on page 35 that “weather in the more highly concentrated geographic areas we serve was approximately 10% colder than that of the prior year.” You identify this factor as contributing to the increase in your sales volume for the three months ended October 31, 2011, and we assume that it positively impacted your gross margin as well. We also note the statement by Mr. Wambold during your fiscal first quarter earning call that “weather was 17% warmer than normal in the quarter,” and he cited this increase temperature as a factor that negatively impacted your gross margin. Please reconcile these two statements for us.

ANSWER:

Our reference in our Quarterly Report on Form 10-Q that temperatures were 10% colder than that of the prior year period explained increased sales volumes based on favorable (colder) temperatures.  Mr. Wambold’s statement on our first quarter earnings call that weather was 17% warmer than “normal” temperatures in the quarter was also correct as he addressed sales volumes that were not as favorable as would have otherwise been expected if temperatures were more consistent with “normal” as measured by the National Oceanic and Atmospheric Administration.

Ferrellgas acknowledges the following:

•             the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 913-661-1528 or David Ronn of McGuireWoods, LLP at 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President and
Chief Financial Officer

cc:	Mr. David Ronn
McGuireWoods, LLP

Mr. Michael Contreras
Deloitte & Touche LLP